Filed pursuant to Rule 424(b) (3)
File No. 333-25237

PROSPECTUS SUPPLEMENT NO. 2 Dated October 15, 1997
(To Prospectus dated May 20, 1997)
(as supplemented by a Prospectus Supplement dated August 19, 1997)


                                  82,593 Shares
                             LASERSIGHT INCORPORATED
                         Common Stock ($.001 par value)


       This  Prospectus  Supplement  updates the  Prospectus  dated May 20, 1997
("Prospectus")  of  LaserSight   Incorporated,   a  Delaware   corporation  (the
"Company") and replaces Prospectus Supplement No. 1 to the Prospectus.

       All of the text under the caption "The Offering" remains unchanged except those items presented below:

Common Stock outstanding as of October 14, 1997            9,984,672 shares

       All  of  the  text  under  the  caption  "Risk   Factors--Company-Related
Uncertainties" remains unchanged except those items presented below:

Consequences if Stockholder Approval is Not Obtained. If for any reason the Company's shareholders do not approve, by December 26, 1997, the possible issuance of an indefinite number of conversion shares of Common Stock associated with the Company's Series B Convertible Participating Preferred Stock (the
"Series B Preferred Stock"), the Company will be obligated to redeem, at the Special Redemption Price (as defined below), a sufficient number of shares of Series B Preferred Stock which will permit conversion of 200% of the remaining shares of Series B Preferred Stock without breaching any obligation of the Company under the Company's listing agreement with the Nasdaq National Market. The "Special Redemption Price" means a cash payment equal to the greater of (i) the liquidation preference of $10,000 multiplied by 125% or (ii) the current value of the Common Stock, using the price per share of Common Stock, which the holders of such shares of Series B Preferred Stock would otherwise be entitled to receive upon conversion. Such redemption must be completed within five business days of the event which required such redemption. Any delay in payment will cause such redemption amount to accrue interest at the rate of 1% per month during the first 30 days, pro rated daily (2% monthly, pro rated daily, thereafter).

Effect of 1997 Private Placement Issuances on Holders of Common Stock. Although the holders of the Series B Preferred Stock have voting rights only under the limited circumstances required by Delaware corporate law and are not entitled to receive any dividends unless dividends are concurrently paid on the Common Stock, there is no limit on the number of shares which the holders of the Series B Preferred Stock would be entitled to receive upon the conversions thereof, subject to the approval of the Company's shareholders of the issuance of more than 1,995,532 shares of Common Stock in connection with such conversions. In addition, in the event of a liquidation of the Company, the holders of the Series B Preferred Stock would be entitled to receive distributions in preference to the holders of the Common Stock.

Operating Results. The Company incurred losses of $4,074,369 and $3,090,532 during 1996 and the first six months of 1997, respectively. In addition, although the Company achieved profitability in 1995 and 1994, the Company incurred losses in 1991 through 1993. As of June 30, 1997, the Company had an accumulated deficit of $7,703,362. There can be no assurance that the Company can regain or sustain profitability.

Receivables. At June 30, 1997, the Company's trade accounts and notes receivable aggregated approximately $10,555,000 net of total allowances for collection losses and returns of approximately $1,575,000. Accrued commissions, the payment of which generally depends on the collection of such net trade accounts and notes receivable, aggregated approximately $1,623,000 at June 30, 1997. Exposure to collection losses on technology-related receivables is principally dependent on its customers' ongoing financial condition and their ability to generate revenues from the Company's laser systems. The Company's ability to evaluate the financial condition of prospective customers located outside of the United
States is generally more limited than for customers located in the United States. The Company monitors the status of its receivables and maintains a reserve for estimated losses. The Company's operating history has been relatively short. There can be no assurance that the current reserves for estimated losses ($1,418,000 at June 30, 1997) will be sufficient to cover actual write-offs over time. Actual write-offs that materially exceed amounts reserved could have a material adverse effect on the Company's consolidated financial condition and results of operations.

Contingent Commitments to Issue Additional Shares. The Company has agreed in connection with its acquisition of the assets of the Northern New Jersey Eye Institute in July 1996 to issue up to 102,798 additional shares of Common Stock if the fair market value of the Common Stock in July 1998 is less than $15 per share. The Company may from time to time in the future include similar provisions in other acquisitions. Investors who benefit from such provisions effectively receive limited protection from declines in the market price of the Common Stock, but other investors can expect to incur dilution of their ownership interest in the event of a decline in the price of the Common Stock.

Possible additional capital. The Company may seek alternative sources of capital to fund its product development activities to consummate future strategic acquisitions, and to accelerate its implementation of managed care strategies. The Company may also need additional capital to introduce its laser systems into the United States market after receiving FDA approval and to satisfy certain contingent payment obligations under its PMA acquisition agreement of July 1997. In addition, the Company may have additional capital requirements upon certain FDA approvals and other events. Except for up to $3.2 million of additional borrowing available under its credit facility with Foothill Capital Corporation ("FCC"), the Company has no present commitments to obtain such capital, and no assurance can be given that the Company will be able to obtain additional capital on terms satisfactory to the Company. To the extent that future financing requirements are satisfied through the sale of equity securities, holders of Common Stock may experience significant dilution in earnings per share and in net book value per share. The FCC financing or other debt financing could result in a substantial portion of the Company's cash flow from operations being dedicated to the payment of principal and interest on such indebtedness and may render the Company more vulnerable to competitive pressures and economic downturns.

       All of the text under the caption "Risk Factors--Technology-Related Uncertainties" remains unchanged except those items presented below:

Uncertainty Concerning Patents. Should LaserSight Technologies' lasers be found to infringe upon any valid and enforceable patents in international markets, or by Pillar Point Partners in the U.S., then LaserSight Technologies may be required to license such technology from them. Should such licenses not be obtained, LaserSight Technologies might be prohibited from manufacturing or marketing its PRK-UV lasers in these countries where patents are in effect.

New Products. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of its new LaserScan LSX excimer laser and other new products and enhancements, or that its new products and enhancements will be accepted in the marketplace, including the disposable microkeratome product licensed in September 1997. As is typical in the case of new and rapidly evolving industries, demand and market acceptance for recently introduced technology and products are subject to a high level of uncertainty. In addition, announcements of currently planned or other new product offerings may cause customers to defer purchasing existing Company products.

Potential Product Liability Claims; Limited Insurance. As a producer of medical devices, the Company may face liability for damages to users of such devices in the event of product failure. The testing and use of human care products entails an inherent risk of negligence or other action. An award of damages in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company maintains product liability insurance, there can be no assurance that any such liability of the Company will be included within its insurance coverage or that damages will not exceed the limits of its coverage. The Company's current insurance coverage limitation is $6,000,000, including up to $5,000,000 of coverage under an excess liability policy effective July 1, 1997.

Purchase of Patent Rights from IBM.  Deleted.

       All of the text under the caption "Description of Securities" should be replaced with the following:

The following description of the Company's capital stock is not complete and is subject in all respects to the Delaware General Corporation Law (the "DGCL") and to the provisions of the Company's Certificate of Incorporation, as amended (the "Charter"), and Bylaws.

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, $.001 par value, issuable in series. As of September 26, 1997, 9,979,672 shares of Common Stock were outstanding (not including outstanding options to acquire Common Stock or any shares of Common Stock issuable upon the conversion of outstanding preferred stock). As of September 26, 1997, the only shares of preferred stock outstanding were 1,600 shares of the Series B Preferred Stock. Of these shares, 305 will be redeemed at the option of the Company on October 28, 1997.

Common Stock

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to share pro rata in such dividends and other distributions, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any prior rights accruing to any holders of preferred stock. Upon the liquidation or dissolution of the Company, the holders of Common Stock are entitled to share proportionally in all assets available for distribution to such holders. Holders of Common Stock have no preemptive, redemption or conversion rights. The outstanding shares of Common Stock issued are fully paid and nonassessable.

The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

Preferred Stock

The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue.

Series A Convertible Preferred Stock

On January 10, 1996, the Company issued 116 shares of Series A Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"). All of such shares had been converted into Common Stock.

Series B Convertible Participating Preferred Stock

On August 29, 1997, the Company issued 1,600 shares of Series B Preferred Stock. The Series B Preferred Stock is convertible into Common Stock at the option of the holders of the Series B Preferred Stock at any time until August 29, 2000, on which date all Series B Preferred Stock remaining outstanding will automatically be converted into Common Stock. The conversion price will equal the lesser of $6.68 per share of Common Stock or 100% of the average of the three lowest closing bid prices of the Common Stock during the 20 trading days preceding the conversion date (during the 30 trading days preceding the conversion date should the five day average price of the Common Stock on February 25, 1998 be less than $5.138 per share). The Company has the option to redeem up to 40% of such shares of Series B Preferred Stock for cash at a premium of 4% on or prior to October 28, 1997. After October 28, 1997 and on or before November 27, 1997, the Company can, subject to certain conditions, elect to redeem up to 40% of the Series B Preferred Stock then outstanding for cash at a premium of 6.75%, and increasing to 10% through December 27, 1997, and 14% through January 26, 1998. If the Company redeems between 40% and 70% of such shares of Series B Preferred Stock, the premium on or prior to September 28, 1997 is 15%; on or prior to October 28, 1997 it is 20%, and up until November 27, 1997 it is 30% (lower premiums will be recalculated if the amount exceeds 40%.) No redemption aggregating more than 40% will be allowed after November 27,
1997). Dividends on the Series B Preferred Stock are payable only to the extent that dividends are payable on the Company's Common Stock. Each outstanding share of Series B Preferred Stock shall entitle the holder thereof to a liquidation preference equal to the sum of $10,000 plus the amount of unpaid dividends accrued, if any, on such share. The Company plans to redeem 305 shares of the Series B Preferred Stock on October 28, 1997 pursuant to its option to do so.

Delaware Law and Certain Charter Provisions

The Company is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the corporation's board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder which is not shared pro rata with the other stockholders of the Company. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. In addition, the Bylaws of the Company may, subject to the provisions of DGCL, be amended or repealed by a majority vote of the Company's Board of Directors.

The Charter contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Charter contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company also has a directors' and officers' liability insurance policy which provides for indemnification of its directors and officers against certain liabilities incurred in their capacities as such. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

Warrants

In connection with the private placement of Series A Preferred Stock on January 10, 1996, the Company issued to its placement agent, Spencer Trask Securities Incorporated ("Spencer Trask") and to an assignee of Spencer Trask, the 1996 Warrants to purchase an aggregate of 17,509 shares of Common Stock at an exercise price of $13.25 per share. The 1996 Warrants may be exercised at any time through January 10, 1999.

In connection with the financing of a credit facility in April 1997, the Company issued to FCC, the 1997 FCC Warrants to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $6.0667 per share. In addition, the 1997 FCC Warrants have certain anti-dilution features which provide for approximately 50,000 additional shares pursuant to the issuance of the Series B Preferred Stock. The 1997 FCC Warrants may be exercised after March 31, 1998 and then prior to April 1, 2002.

In connection with the 1997 Private Placement, the Company agreed to issue to the holders and the Placement Agent the Series B Warrants to purchase 750,000 and 40,000 shares, respectively, of Series B Convertible Participating Preferred Stock at $5.91 per share. The Series B Warrants will be exercisable for a period of five years from the date of issuance for Common Stock. The Company will be obligated to register the shares of Common Stock issuable upon exercise and conversion of the Series B Warrants for resale under the Securities Act.

       All of the text under the caption "Plan of Distribution" remains unchanged except the following:

The Company will maintain the effectiveness of the Registration Statement until the earlier of (i) such time as all of the Shares have been disposed of in accordance with the intended methods of disposition set forth in the Registration Statement or (ii) 210 days after its effective date. In the event that any Shares remain unsold at the end of such period, the Company may file a post-effective amendment to the Registration Statement for the purpose of deregistering the Shares.